

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

September 20, 2006

By Facsimile (404) 881-7777 and U.S. Mail

Gregory M. Chait, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

> **RE:** **VMS National Properties Joint Venture**
> **Schedule 13E-3 filed August 22, 2006**
> **File No. 5-56419**
>
> **Form S-4 filed August 22, 2006**
> **File No. 333-136801**

Dear Mr. Chait:

We have reviewed the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. As noted in previous similar going private transactions, it appears that Aimco, Aimco Properties, L.P., and Aimco-GP, Inc. should have promptly filed an amendment to their jointly filed Schedule 13D when the parties determined to engage in the affiliate sale, and

possibly as early as when the general partner formed the intent to enter into a transaction that would take the partnership private. Refer to Rule 13d-2(a). Please advise us why the parties have again failed to amend a Schedule 13D in connection with a going private transaction. In addition, ensure that they file an amended Schedule 13D <u>immediately</u> and disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D.

2. Advise us whether you will resolicit and/or obtain updated fairness opinions in the event your estimated sales, contribution or refinancing proceeds are incorrect, or if a contemplated event, such as the refinancing, does not occur or does not occur as disclosed. If you do not intend to resolicit or obtain an updated fairness opinion, please explain why. In this regard, it does not appear that the current disclosure will permit shareholders to make a reasonably informed investment decision on the proposed transaction given the uncertainty of the consideration and the uncertainty of the refinancing, sales or contribution occurring. Your response should also address why you believe that the current disclosure permits shareholders to make a reasonably informed decision with regard to the OP Common Unites satisfying the requirement to disseminate a prospectus that meets the requirements of Section 10.

3. Advise us whether the redemption of OP Common Units will comply with the tender offer rules. In the alternative, please provide an analysis that the redemption is not a tender offer.

<u>Schedule 13e-3</u>

4. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person. For example, you currently only provide a fairness discussion for the include a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). Please carefully review Schedule 13e-3 and ensure that you have included the required disclosure for each filing person.

5. We are unable to locate the pro forma information required by Item 1010(b) of Regulation M-A and Item 14(a) of Schedule 14A. We are also unable to locate unaudited financial statements for the businesses being sold. Refer to Interpretation H.6 of the July 2001 supplement to the Telephone Interpretations Manual. Please advise.

Form S-4

6. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, your risk factor disclosure is not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.

7. Where appropriate, please disclose the time period anticipated between the last date that objections can be received and the closing of the Affiliated Transaction.

8. Please consider establishing a 1-800 number that shareholders can call between the mailing of the proxy and the close of the Affiliated Transaction to find out the number of OP Common Units eligible to be issued on a per unit basis.

9. Please consider updating the information throughout the document so that information appears as of a date more reasonably close in time to the transaction For instance, please update your table on page 16 to reflect estimates as of a date more recent than May 31, 2006.

Prospectus Cover Page

10. Please disclose on the cover page and the letter to shareholder the formula to be used in determining the number of OP Common Units to be issued. In addition, disclose that at the time a holder makes a decision to receive cash, units or a combination thereof, the holder will not know the amount of the distribution to be received or the number of OP Common Units they will be eligible to receive.

Letter to Limited Partners

11. Describe in more detail the form, procedure, and substance requirements for objections to the affiliate sale from unit holders.

12. Please include a brief statement regarding your intent to liquidate if all sales are consummated.

Summary, page 1

13. Revise or delete your statement that the summary "highlights some of the information." The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

14. Substantially revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A.

15. Revise your summary term sheet to provide the cross-references required by Item 1001 of Regulation M-A.

Special Factors, page 11
Background and Reasons for the Transaction, page 11

16. Expand your discussion of the background to describe in reasonable detail all meetings, negotiations, contacts, etc., relating to the going private transaction. Identify the participants in and initiator of each negotiation or contact. For instance, you should explain what transpired at each meeting, who was involved in the process and in what capacity. Your disclosure should clearly explain the process of the both the negotiating of the affiliated sale and the unaffiliated sale, as well as the decision to undertake the refinancing. Regarding the affiliated transaction, the process of negotiating the sale agreement and other aspects of the transaction, including the material proposals and counter-proposals that were made by each side should be described to provide the unaffiliated parties with an understanding of the background of the sale. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.

17. Refer to the first sentence of the second paragraph. Please expand your disclosure to explain in detail the actions taken by Aimco as opposed the managing general partner.

18. Please expand your disclosure in the third paragraph to explain the provisions of the outstanding debt in greater detail and with greater clarity.

19. Expand the first sentence of the fourth paragraph to explain all the terms of the existing outstanding mortgage indebtedness that would serve to prohibit the completion of either transaction prior to January 1, 2007.

20. We note your statement that "in the absence of a refinancing or a Transaction, VMS will be unable to repay the existing debt when due." Please expand your disclosure to explain the cash shortfall in greater detail, including quantification. The disclosure should make clear whether a refinancing alone, or either Transaction alone, would be sufficient to satisfy the outstanding indebtedness.

21. Quantify both the "necessary capital expenditures" and the limits on "on cash available for capital expenditures imposed by the terms of the senior mortgage indebtedness."

22. We note your statement that the "Managing General Partner is seeking a favorable refinancing of the outstanding indebtedness." Please expand your disclosure to explain in detail the steps undertaken by management to obtain the refinancing and to define the parameters of a "favorable refinancing."

Allocation of Sales Proceeds from Unaffiliated Sales, page 14

23. Please explain that the unaffiliated sales may occur on a property by property basis. In addition, expand your disclosure to explain in greater detail the impact of sales of individual properties rather than viewing the unaffiliated sales as an entire transaction. Include quantification to the extent practicable.

Allocation Proceeds from Affiliated Contribution, page 15

24. We note your table in this section assumes that no limited partners have opted to receive OP Common Units. It is unclear why this disclosure is relevant as Aimco and its affiliates have indicated they intend to elect to receive OP Common Units. Please revise the tabular disclosure in this section and throughout the document as appropriate to show the effect of only Aimco electing to receive OP Common Units, as opposed to or in addition to no limited partners electing to receive OP Common Units.

25. Please include an example of the number of shares that could be issued using the trading price of the Class A Units as of the latest practicable date. Such disclosure should include an illustrative table using a reasonable range of prices of the Class A Units with columns indicating potential cash amounts waived. Also, disclose that the number of OP Common Units potentially issuable may differ from the example as of the latest practicable date, given that the number of will not be determined until immediately preceding the Closing and that the amounts to be distributed are uncertain.

26. Please clarify whether the distributable net proceeds per portfolio nondefaulted units will change based on potential cash elections.

27. Please explain to the staff why the table does not refer to defaulted units.

28. Please substantially revise your discussion of "estimated tax consequences" to more clearly and understandably explain the consequences to holders. For example, you should more clearly describe how the numbers in the various tables were derived. In addition, you should more clearly describe the uncertainties underlying the estimates. The discussion in this section should address the tax

consequences to the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Alternatives Considered, page 21

29. Revise your alternatives section to clearly disclose why each alternative was rejected. Refer to Item 1013(b) of Regulation M-A.

Expected Benefits of the Transaction, page 22

30. Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section and your "expected detriments" section to address all applicable parties. Also, quantify any expected benefits and detriments to the extent practicable.

31. Please disclose the management fees received by the managing partner and disclose whether there will be a reduction of these fees as a result of the transactions.

32. Please include a description of the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of VMS in terms of both dollar amounts and percentages.

Uncertain Future Value of Common Units and Distributions, page 24

33. Here, and elsewhere as appropriate, please clearly disclose that Aimco will decide whether Class A Common Stock or cash is distributed upon redemption of the Common OP Units.

34. Please provide a detailed description of the redemption rights.

35. Please include a representative history of the quarterly distributions made by Aimco Operating Partnership.

Fairness of the Transactions

36. Please revise your fairness transaction to separately address fairness to *unaffiliated holders* based upon the numerous possible outcomes of your proposed refinancing and the Transactions. For instance, you should separately address fairness assuming you are unsuccessful in seeking refinancing, but are able to complete the

Transactions. Each fairness discussion should address both procedural and
substantive fairness.

37. Please revise your fairness transaction to separately address fairness to unaffiliated
holders only receiving cash and holders receiving securities.

38. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are
generally relevant to the fairness determination in a Rule 13e-3 transaction and
should be discussed in considerable detail, including quantification where
appropriate. Revise the fairness determination to address all of the factors listed in
Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider
one or more of the factors, state that and explain why the factor(s) were not
deemed material or relevant. See Question and Answer No. 20 of Exchange Act
Release No. 34-17719.

39. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the
material factors upon which the determination of fairness was made and the
disclosure of the weight assigned to each such factor. We note that you provide
cursory discussion of some of the factors upon which the fairness determination
was based. A listing of the factors considered by the filing person without a
discussion of how the factor relates to the determination is inadequate. Please
revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange
Act Release No. 26069 (September 12, 1988).

40. We note your reference to the appraisals provided by KTR. If one party relied on
the analysis of another, such as the financial advisor, to fulfill its Item 1014 of
Regulation M-A disclosure obligation, the relying party must expressly adopt the
conclusion and analyses of the party that performed the Item 1014(b) analysis.

41. Please fully explain all conflicts of interest. In addition, given the substantial
nature of the conflicts, please provide enhanced disclosure explaining why the
managing general partner did not believe the procedural protections set forth in
Items 1014(c)-(e) were appropriate. You should address how the decision as to
procedural fairness was reached given the conflicts, what persons were involved in
rendering the fairness determinations and the nature of conflicts of interest of the
specific individuals as well as the entities.

42. We note the statement "among other things" qualifies the factors considered by the
managing general partner. Please revise to disclose all material factors considered.

43. When discussing the appraisals please include a statement acknowledging that the
appraisers were retained by, compensated by and have a substantial business
history with Aimco. Please discuss any impact this may have had on the managing
general partner's fairness determination.

44. Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.

Determination of Consideration Based on Independent Appraisal, page 40

45. Please disclose the method of selection of KTR. For instance, were any other appraisers considered? Refer to Item 1015(b)(3) of Regulation M-A.

The Transactions, page 51

46. Please describe in detail the current and anticipated sales efforts relating to the Unaffiliated Properties.

47. We note that in several places, including the fairness determination, you make reference to and rely upon the Aimco valuations. Please expand your disclosure to explain how Aimco arrived at its valuations including any material assumptions underlying the analyses.

48. We note your disclosure that you intend to sell the unaffiliated properties "to one or more third parties in one or more sales." Please recast your disclosure throughout the document, including your fairness section, to clearly reflect that the unaffiliated sales may occur, if at all, in a piecemeal fashion. Discuss the potential substantial delays in time and potential increase in selling cost associated with this approach. Disclose the estimated time frame for the completion of the sales.

49. We note that "valuation estimates from third party brokers" were received in connection with proposed sale of unaffiliated properties. File the estimates as exhibits and provide the disclosure required by Item 1015 of Regulation M-A with regard to the estimates.

50. In this section, set forth the estimates for each property received from the third party brokers and disclose whether the minimum sale price for each property is subject to change.

51. Explain in greater detail why the managing general partner applied the discount to the unaffiliated sale price.

52. Please expand your disclosure to provide a more materially complete description of the terms and conditions of the Contribution Agreement. For instance, please describe the customary representations, warranties, covenants, agreements, conditions and appraisal rights in greater detail. Your discussion of appraisal rights should include detailed disclosure on how an investor may exercise such rights.

Approvals Required, page 60

53. Please provide us with a copy of the joint venture and partnership agreements. In addition, please provide an analysis under state law supporting your position that this document satisfies the referenced provisions.

Plans after the Transactions are consummated, page 61

54. Please provide a detailed discussion of the costs, procedures and tax consequences to holders of dissolution. It appears that the planned dissolution is a part of the series of transactions which implicate Rule 13e-3. Refer to Rule 13e-3(a)(3). Accordingly, your disclosure throughout the Schedule 13E-3 and joint proxy statement/prospectus should provide the required disclosure with regard to the dissolution. In the alternative, please provide an analysis explaining why such disclosure is not required.

Procedure for Election of Affiliated Contribution Consideration, page 60

55. Please expand your disclosure to discuss the ability of an investor to change an election once made.

United States Federal Income Tax Consequences of the Transactions, page 72

56. Delete the statement that the "the summary is for general information only." Investors are entitled to rely on the disclosure.

Redemption Rights of Qualifying Parties, page 98

57. Please disclose the redemption adjustments that can be made pursuant to the partnership agreement.

58. Disclose whether there is a limit on the time available for a holder of OP Common Units to redeem securities once the year holding period has lapsed.

59. Disclose whether Aimco intends to legend securities issued as a result of redemption.

Exhibits

60. Please include your legality and tax opinions with your next amendment.

* * * *

As appropriate, please revise the Form S-4 and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct questions to me at (202) 551-3345

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions